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SE(06002269 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL RECEIVED PROCESSING
FEB 2 4 2006
WASH. D.C.

SEC FILE NUMBER
8- 44881

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 AND ENDING 12/31/05

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JLM Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32255 Northwestern Hwy., Suite 290

(No. and Street)

PROCESSED

Farmington Hills, MI 48334 - 1573

(City)   (State)   (Zip Code)

MAR 13 2006

THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Russell A. Fisher   (248) 737-3888

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirschner Hutton Perlin, P.C.

(Name – if individual, state last, first, middle name)

26913 Northwestern Hwy., Suite 510, Southfield, MI 48034

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Lionel S. Margolick_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__JLM Securities Company, LLC_____ , as

of __December 31_____ , 20 __05___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


Signature

Principal
_____
Title


_____
Notary Public

RUSSELL A. FISHER
Notary Public, Oakland County, MI
My Commission Expires Nov. 13, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JLM SECURITIES COMPANY, LLC

TABLE OF CONTENTS

	PAGE NO.
INDEPENDENT AUDITORS' REPORT	1
BALANCE SHEET	3
STATEMENT OF INCOME	4
STATEMENT OF MEMBERS' EQUITY	5
STATEMENT OF CASH FLOWS	6
NOTES TO THE FINANCIAL STATEMENTS	7
COMPUTATION OF NET CAPITAL	9
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	10
RECONCILIATION OF NET CAPITAL COMPUTED FOR FOCUS REPORT AND FINANCIAL STATEMENTS	11
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	12

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48034 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

Independent Auditors' Report

Partners
JLM Securities Company, LLC

We have audited the accompanying balance sheet of JLM Securities Company, LLC as of December 31, 2005, and the related statements of income, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JLM Securities Company, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

JLM Securities Company, LLC is exempt from the requirements of Rule 15c 3-3 under subparagraph (k) (2) (A), because it does not possess or control customer securities. Accordingly, information relating to the possession, control, or reserve requirements under Rule 15c 3-3 has been omitted from this report.

KIRSCHNER HUTTON PERLIN, P.C.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report (pages 9 and 10), is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Kirschner Hutton Perlin, P.C.

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

February 9, 2006

KIRSCHNER HUTTON PERLIN, P.C.

JLM SECURITIES COMPANY, LLC

BALANCE SHEET

DECEMBER 31, 2005

ASSETS

CURRENT ASSETS		
Cash and cash equivalents (Note 1)	$	9,879
OTHER ASSETS		
Investment (Note 1)		72,150
	$	82,029

LIABILITIES

CURRENT LIABILITIES		
Accounts payable	$	881
MEMBERS' EQUITY		81,148
	$	82,029

See notes to the financial statements.

KIRSCHNER HUTTON PERLIN, P.C.

JLM SECURITIES COMPANY, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

REVENUE	$ 943,515
INTEREST INCOME	394
	943,909
EXPIRED WARRANTS	22,650
NET INCOME	$ 921,259

See notes to the financial statements.

Kirschner Hutton Perlin, P.C.

JLM SECURITIES COMPANY, LLC

STATEMENT OF PARTNERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

BALANCE - JANUARY 1, 2005	$ 53,904
NET INCOME	921,259
DISTRIBUTIONS	(943,515)
CONTRIBUTIONS	49,500
BALANCE - DECEMBER 31, 2005	$ 81,148

See notes to the financial statements.

Kirschner Hutton Perlin, P.C.

JLM SECURITIES COMPANY, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 921,259
Adjustments to reconcile net income to net cash provided by operating activities	
Item not affecting cash – expired warrants	22,650
Changes in operating liabilities	
Accounts payable	881
Net cash provided by operating activities	944,790
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investment	(49,500)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributed capital	49,500
Distributions	(943,515)
Net cash used in financing activities	(894,015)
INCREASE IN CASH	1,275
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	8,604
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 9,879

See notes to the financial statements.

Kirschner Hutton Perlin, P.C.

JLM SECURITIES COMPANY, LLC

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ownership

On April 22, 2005, JLM Securities Company, a limited partnership, became a single member LLC owned by Margolick Financial Group, LLC, a single member LLC owned by LSM, Inc.

Nature of Operations

The Company is a broker-dealer located in Farmington Hills, Michigan and is regulated by the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commision (SEC).

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Investments

Investments consist of the following:

Cost of warrants to acquire 3,300 shares of trust certificates of voting NASDAQ Stock Market, Inc. at a price of $16 in 2006	$ 11,325
Cost of 3,300 shares of voting trust certicates of NASDAQ Stock Market, Inc.	60,825
	$ 72,150

Income Tax

No provision for income tax has been included in the financial statements since the income of the Company is required to be reported by the member on its income tax return.

Kirschner Hutton Perlin, P.C.

JLM SECURITIES COMPANY, LLC

NOTES TO THE FINANCIAL STATEMENTS

2. COMMITMENT

The Company is required by the National Association of Securities Dealers, to maintain a minimum net capital balance of $5,000 as determined by Rule 15c 3-1 (a) (2) under the Securities Exchange Act of 1934. As of December 31, 2005, the net capital balance was $8,800.

3. RELATED PARTY TRANSACTIONS

The Company has an agreement with its member that states all expenses incurred by the Company, except commissions will be paid by the member. At no such time will any of such expenses be allocated to the Company or recovered by the member.

4. CONCENTRATION OF REVENUE

Revenue derived from a series of private placements in association with three clients accounted for approximately 100% of total revenue for the year ended December 31, 2005.

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

81,148
[3480]

2. Deduct ownership equity not allowable for Net Capital

[3490]

3. Total ownership equity qualified for Net Capital

81,148
[3500]

4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

[3520]

   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	[3525]

81,148 .
[3530]

5. Total capital and allowable subordinated liabilities

6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)

72,150
[3540

   B. Secured demand note deficiency

[3590]

   C. Commodity futures contracts and spot commodities - proprietary capital charges

[3600]

   D. Other deductions and/or charges

[3610]

72,150
[3620]

7. Other additions and/or credits (List))

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	[3630]

8,998
[3640]

8. Net capital before haircuts on securities positions

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments

[3660]

   B. Subordinated securities borrowings
      Trading and investment securities as

[3670]

      1. Exempted securities

[3735]

      2. Debt securities

[3733]

      3. Options

[3730]

      4. Other securities

198
[3734]

   D. Undue Concentration

[3650]

   E. Other (List)

- 9 -

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	198 [3740]

10.   Net capital   [3736]   8,800 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part *A*

11.   Minimum net capital required (6-213% of line 19)   0

[3756]

    5,000

12.   Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A),   **[3758]**

    5,000

13.   Net capital requirement (greater of line 11 or 12)   **[3760]**

    3,800

14.   Excess net capital (line 10 less 13)   **[3770]**

    8,800

15.   Excess net capital at 1000% (line 10 less 10% of line 19)   **[3780]**

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.   Total A.I. liabilities from Statement of Financial Condition   881

    [3790]

17.   Add:

    A.   Drafts for immediate credit   [3800]

    B.   Market value of securities borrowed for which no equivalent value is paid or credited   [3810]

    C.   Other unrecorded amounts(List)

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]
[3820]	[3830]

19.   Total aggregate indebtedness

    881

20.   Percentage of aggregate indebtedness to net capital (line 19 / line 10)   [3840]

    %   10.014

    (3850)

*   There are no differences between the audited computation of net capital and computation of Rule 15c3-3 reserve   OTHER RATIOS requirements and the computation of the basic net capital and requirement.

21.   Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)   %   1.0740

    (3860)

Kirschner Hutton Perlin, P.C.

JLM SECURITIES COMPANY, LLC

RECONCILIATION OF NET CAPITAL COMPUTED FOR
FOCUS REPORT AND FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

Net capital per focus report	$ 9,681
Less: Accounts payable	881
Net capital per financial statement	$ 8,800

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48034 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

Independent Auditors' Report on Internal Control

Partners
JLM Securities Company, LLC

We have audited the financial statements of JLM Securities Company, LLC as of and for the year ended December 31, 2005, and have issued our report thereon dated February 9, 2006.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

The management of JLM Securities Company, LLC is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. The objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Because of inherent limitations in any internal control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of controls may deteriorate.

In planning and performing our audit, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide any assurance on internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operations that we considered to be material weaknesses as defined above.

KIRSCHNER HUTTON PERLIN, P.C.

This report is intended solely for the information of management and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than these specified parties.

Kirschner Hutton Perlin, P.c.

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

February 9, 2006